SOUTHPEAK INTERACTIVE CORPORATION
3130 Fairview Park Drive, Suite 500
Falls Church, Virginia 22042

April 11, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Maryse Mills-Apenteng
Mail Stop 4561

Re:	SouthPeak Interactive Corporation
Amendment No. 4 to Registration Statement on Form S-4
Filed April 11, 2008
File No. 333-148691

Acceleration Request

Requested Date:	April 11, 2008
Requested Time:	4:30 p.m. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, SouthPeak Interactive Corporation (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-4 (No. 333-148691) (the “Registration Statement”), originally filed with the Commission on January 16, 2008, effective at the “Requested Date” and “Requested Time” set forth above.

Since the date of the latest financial data presented in the Registration Statement, as amended and the Proxy Statement/Prospectus constituting a part thereof, there has been no material change in the operating or financial condition of the Registrant that is not disclosed in the Proxy Statement/Prospectus made a part of the Registration Statement, as amended.

The Registrant hereby acknowledges the following: (i) should the Commission or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SOUTHPEAK INTERACTIVE CORPORATION

/s/ Abhishek Jain
Abhishek Jain
President and Secretary